EXHIBIT 99.1

Hydrogenics Reports First Quarter 2013 Results

Quarterly Revenue Up 115%; Gross Profit Climbs 340%

MISSISSAUGA, Ontario, May 8, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported first quarter 2013 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

"Our first quarter played out as expected, and we saw both revenue and margins improve significantly," said Daryl Wilson, President and Chief Executive Officer. "Sales climbed 115% year-over-year and also rose 24% sequentially from the fourth quarter; at the same time, our gross profit expanded to 28.8% of revenue from 14.1% last year and 13.2% in Q4. The Company's backlog remains solid, and we continue to be very positive about the outlook for Hydrogenics in 2013. Hydrogen-based energy storage applications are clearly increasing – driven by strong demand and higher market acceptance – and we are likewise pleased by the opportunities provided by our fuel cell modules for CommScope and other key customers.

"After the quarter, we successfully raised $6.2 million in net proceeds from a public offering by way of a prospectus supplement to the shelf prospectus filed last year. This raise, combined with our existing cash reserves, positions us to handle the rapid growth we foresee in the quarters to come. We view profitability as our near-term goal, and we are actively bidding on additional energy storage work and fuel cell power system applications around the globe. For hydrogen and Hydrogenics, it certainly appears we are well on our way."

Recent Highlights

  The Company secured $7.3 million of orders for industrial gas and fuel cell applications, as well as integrated power propulsion systems, driving order backlog to $55 million, an increase of 118% over March 31, 2012.
  Order backlog movement during the first quarter (in $ millions) was as follows:
	Dec. 31, 2012 Backlog	Orders Received	Orders Delivered	Mar. 31, 2013 Backlog

OnSite Generation	$18.9	$2.2	$6.3	$14.8
Power Systems	41.1	5.1	6.0	40.2
Total	$60.0	$7.3	$12.3	$55.0
  Hydrogenics ended the first quarter with $12.2 million of cash and restricted cash, primarily reflecting: (i) $6.1 million of cash used in operations; and (ii) $0.2 million of capital expenditures; partially offset by (iii) $1.4 million of operating borrowings and (iv) $0.4 million of cash from exercised warrants.
  Revenue for the first quarter increased 115%, to $12.3 million, primarily reflecting increased sales in the Company's Power Systems business unit tied to its contract for integrated power propulsion systems; Power Systems revenue also rose from partial delivery of an order for fuel cell modules to CommScope, Inc.
  Gross profit was $3.5 million versus $0.8 million in the first quarter of fiscal 2012. Gross margin, as a percent of revenue, rose to 29% -- an increase of 15 percentage points year-over-year, primarily reflecting improved product mix within the Company's Power Systems business unit. Also contributing to the gross profit increase was the effect of product cost reductions through supply chain management initiatives and product design innovation in the Company's OnSite Generation business.
  Cash Operating Costs1 were $3.8 million versus $3.5 million for the comparable period in 2012, with costs as a percent of revenue falling 31%. The change reflects increased marketing expense and other costs tied to the Company's higher level of commercial activity as well as higher compensation costs arising from improved business performance in the Power Systems business segment, partially offset by $0.2 million of reduced research and development expenditures.
  Adjusted EBITDA loss decreased 73% from $3.1 million to $0.8 million, primarily attributable to the 115% increase in revenues and the corresponding increase in gross profit.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company's share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Company and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses adjusted EBITDA as a useful measure of cash flows.

Conference Call Details

Hydrogenics will hold a conference call at 1:00 p.m. Eastern Time today, May 8, 2013 to review the first quarter results. The telephone number for the conference call is (877) 307-1373, or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the Company's website at www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the Company's website www.hydrogenics.com approximately two hours following the call.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31	December 31
	2013	2012
Assets
Current assets
Cash and cash equivalents	$8,183	$13,020
Restricted cash	2,999	3,039
Trade and other receivables	6,707	5,615
Grants receivable	51	16
Inventories	12,818	12,213
Prepaid expenses	784	915
	31,542	34,818
Non-current assets
Restricted cash	1,008	743
Property, plant and equipment	1,387	1,399
Intangible assets	98	107
Goodwill	4,889	5,021
	7,382	7,270
Total assets	$38,924	$42,088
Liabilities
Current liabilities
Operating borrowings	$1,412	$ --
Trade and other payables	11,843	11,946
Warranty provisions	1,111	1,252
Deferred revenue	8,186	11,597
Warrants	1,350	1,545
	23,902	26,340
Non-current liabilities
Other non-current liabilities	2,335	2,384
Non-current warranty provisions	871	556
Non-current deferred revenue	8,258	8,576
Total liabilities	35,366	37,856
Equity
Share capital	324,512	323,513
Contributed surplus	18,171	17,995
Accumulated other comprehensive loss	(1,297)	(999)
Deficit	(337,828)	(336,277)
Total equity	3,558	4,232
Total equity and liabilities	$38,924	$42,088

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended
	March 31
	2013	2012
Revenues	$12,312	$5,724
Cost of sales	8,770	4,919
Gross profit	3,542	805

Operating expenses
Selling, general and administrative expenses	3,622	2,953
Research and product development expenses	938	1,149
	4,560	4,102
Loss from operations	(1,018)	(3,297)

Finance income (expenses)
Interest income	7	6
Interest expense	(92)	(69)
Foreign currency gains	115	202
Foreign currency losses	(212)	(189)
Other finance gains (losses), net	(351)	166
Finance income (loss), net	(533)	116

Loss before income taxes	(1,551)	(3,181)
Income tax expense	--	--
Net loss for the period	(1,551)	(3,181)

Other comprehensive income, net of tax
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	(298)	276
Other comprehensive loss for the period, net of tax	(298)	276

Comprehensive loss for the period	$ (1,849)	$ (2,905)

Net loss per share
Basic and diluted	$ (0.20)	$ (0.48)

Weighted average number of common shares outstanding	7,843,373	6,605,648

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended March 31
	2013	2012
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the year	$ (1,551)	$ (3,181)
Increase in restricted cash	(225)	(538)
Items not affecting cash:
Amortization and depreciation	198	204
Other finance losses (gains), net	351	(166)
Unrealized foreign exchange (gains) losses	111	(194)
Stock-based compensation	176	180
Accreted non-cash interest	89	21
Net change in non-cash working capital	(5,280)	922
Cash used in operating activities	(6,131)	(2,752)

Investing activities
Purchase of property, plant and equipment	(189)	(180)
Purchase of intangible assets	--	(2)
Cash used in investing activities	(189)	(182)

Financing activities
Repayment of post-retirement benefit liability	(27)	(27)
Repayment of repayable government contributions	--	(38)
Proceeds of operating borrowings	1,412	668
Common shares issued and warrants exercised, net of issuance costs	423	--
Cash provided by financing activities	1,808	603

Effect of exchange rate fluctuations on cash and cash equivalents held	(325)	198

Decrease in cash and cash equivalents during the period	(4,837)	(2,133)
Cash and cash equivalents - Beginning of period	13,020	7,785
Cash and cash equivalents - End of period	$8,183	$5,652
CONTACT: Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com